This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about February 8, 2007

Item 3.	News Release

February 8, 2007 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Changes to February Drilling Schedule

Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced on January 10, 2007, that the Ratanui-1 well, located in PEP 38741 onshore Taranaki (TAG 45%) is scheduled for a February spud date using Ensign Drilling Rig #19 and that the Kate-1 exploration well in PEP 38260 in onshore Canterbury, New Zealand is expected to commence a drilling program this month. While the Ratanui-1 well is currently being drilled to reach total depth, the Kate-1 exploration well will no longer be drilled by TAG.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – February 8, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced on January 10, 2007, that the Ratanui-1 well, located in PEP 38741 onshore Taranaki (TAG 45%) is scheduled for a February spud date using Ensign Drilling Rig #19 and that the Kate-1 exploration well in PEP 38260 in onshore Canterbury, New Zealand is expected to commence a drilling program this month. While the Ratanui-1 well is currently being drilled to reach total depth, the Kate-1 exploration well will no longer be drilled by TAG.

TAG’s partner in the Kate drilling, New Zealand-based Green Gate Limited, has purported to cancel its Agreement with TAG and revoke TAG’s authority to explore in the permit area, claiming TAG is in default of its obligations. These claims have not been substantiated and are strongly disputed by TAG, who is taking legal advice and is considering its options.

TAG has at all times been prepared to honour its obligations under its Agreement with Green Gate, and has already completed all necessary seismic work and arranged drilling contracts and pre-drilling construction work. Nevertheless, as a result of the circumstances, TAG’s management has been forced to not execute a drilling contract it was about to sign for the drilling of Kate, to avoid exposure to substantial drilling penalties under such contract if the Kate drilling program was not completed as scheduled.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Contact: Garth Johnson
gje@tagoil.com
604-609-3350

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Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

February 8, 2007

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia